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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435-10-2

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]     Rule 13d-1(b)

[  ]     Rule 13d-1(c)

[x]     Rule 13d-1(d)

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153435 10 2                                                     SCHEDULE 13G                                                             Page 1 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William V. Carey

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 734,140 6. Shared Voting Power 503,740 7. Sole Dispositive Power 734,140 8. Shared Dispositive Power 503,740

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,237,880

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 21.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 153435 10 2                                                     SCHEDULE 13G                                                             Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William V. Carey Stock Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 503,740 7. Sole Dispositive Power 0 8. Shared Dispositive Power 503,740

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 503,740

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 153435 10 2                                                     SCHEDULE 13G                                                             Page 3 of 6 Pages

Item  1.         (a)      Name of Issuer:

Central European Distribution Corporation

(b)	Address of Issuer’s Principal Executive Offices:

Palm Tower Building

1343 Main Street, Suite 301

Sarasota, Florida 34236

Item  2.         (a)      Name of Persons Filing:

William V. Carey

William V. Carey Stock Trust

(b)	Address of Principal Business Office or, if none, Residence:

Same address for each filing person:

1602 Cottagewood Drive

Brandon, Florida 33511

(c)	Citizenship:

William V. Carey – United States

William V. Carey Stock Trust – a Florida trust

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

153435-10-2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 153435 10 2                                                     SCHEDULE 13G                                                             Page 4 of 6 Pages

Item	4. Ownership.

As of December 31, 2002:

(a)	Amount beneficially owned:

William V. Carey – 1,237,880

William V. Carey Stock Trust – 503,740

The shares of Common Stock beneficially owned by William V. Carey include the 503,740 shares of Common Stock held by the William V. Carey Stock Trust, and 77,000 shares of Common Stock that may be acquired within 60 days pursuant to options granted to Mr. Carey.

(b)	Percent of class of Class A Common Stock:

William V. Carey – 21.4%

William V. Carey Stock Trust – 8.8%

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote:

William V. Carey – 734,140

William V. Carey Stock Trust – 0

(ii)	Shared power to vote or to direct the vote:

William V. Carey – 503,740

William V. Carey Stock Trust – 503,740

(iii)	Sole power to dispose or direct the disposal of:

William V. Carey – 734,140

William V. Carey Stock Trust – 0

(iv)	Shared power to dispose or direct the disposal of:

William V. Carey – 503,140

William V. Carey Stock Trust – 503,140

Item	5. Ownership of Five Percent or Less of a Class

Not applicable

Item	6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

CUSIP No. 153435 10 2                                                     SCHEDULE 13G                                                             Page 5 of 6 Pages

Item	7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the

Parent Holding Company

Not applicable

Item	8. Identification and Classification of Members of the Group

Not applicable

Item	9. Notice of Dissolution of Group

Not applicable

CUSIP No. 153435 10 2                                                       SCHEDULE 13G                                                             Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

Dated: February 13, 2003

WILLIAM V. CAREY

/s/ WILLIAM V. CAREY
William V. Carey, Individually and as a Trustee of the William V. Carey Stock Trust

WILLIAM V. CAREY STOCK TRUST

By:	/s/ Remy Hermida

Name:	Remy Hermida
Title:	a Trustee of the William V. Carey Stock Trust